UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Nomad Foods Limited

(Name of Issuer)

Ordinary Shares, No Par Value

(Title of Class of Securities)

G6564A105

(CUSIP Number)

TOMS Acquisition I LLC

450 W. 14th Street, 13th Floor

New York, NY 10014

Attn: Noam Gottesman

(212) 524 -7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G6564A 105	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Noam Gottesman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,571,449*
	8	SHARED VOTING POWER 10,246,772*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,246,772*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,818,221*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

SCHEDULE 13D

CUSIP No. G6564A 105	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TOMS Acquisition I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,023,560*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,023,560*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,023,560*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. G6564A 105	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TOMS Capital Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,708,560*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,708,560*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,708,560*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. G6564A 105	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Guy Weltsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,069,148*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,069,148*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

SCHEDULE 13D

CUSIP No. G6564A 105	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alejandro San Miguel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 412,813*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 412,813*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

SCHEDULE 13D

CUSIP No. G6564A 105	Page 7 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anup Patel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 339,488*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,488*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

CUSIP No. G6564A 105	Page 8 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lavender Fiduciary Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 750,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	See Item 5

Item 1.	Security and Issuer.

This Amendment No. 5 (the “Amendment”) is being jointly filed by Noam Gottesman (“Gottesman”), TOMS Acquisition I LLC, a Delaware limited liability company (“TOMS Acquisition”), TOMS Capital Investments LLC, a Delaware limited liability company (“TCI”, together with Gottesman and TOMS Acquisition, collectively referred to as the “Gottesman Reporting Persons”), Guy Weltsch (“Weltsch”), Alejandro San Miguel (“San Miguel”), Anup Patel (“Patel”) and Lavender Fiduciary Management Inc., a Wyoming corporation, as trustee of various trusts established by Weltsch and San Miguel (“Lavender”, and together with Weltsch, San Miguel and Patel (and any other holder of which they have sole beneficial ownership, collectively referred to as the “Toms Reporting Persons”) to amend the Statement on Schedule 13D initially filed with the Securities and Exchange Commission (the “Commission”) on January 12, 2018 (as amended by Amendment No. 1 filed on January 7, 2019, Amendment No. 2 filed on January 6, 2020, Amendment No. 3 filed on December 7, 2020 and Amendment No. 4 filed on January 6, 2021, the “Statement”) with respect to the ordinary shares, no par value (the “Ordinary Shares”), of Nomad Foods Limited, a company incorporated with limited liability under the laws of the British Virgin Islands (the “Issuer”). The principal executive offices of the Issuer are located at No. 1 New Square, Bedfont Lakes Business Park, Feltham, Middlesex TW14 8HA, United Kingdom. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Statement. The Gottesman Reporting Persons and Toms Reporting Persons are sometimes collectively referred to herein as the “Reporting Persons”.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by the addition of the following:

The purpose of the transactions involving TCI from May 10, 2021 through May 20, 2021 was to fund the payment of income tax liabilities associated with certain Ordinary Shares beneficially owned by Mr. Gottesman.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a) – (b) of Item 5 of the Statement are hereby amended and restated in its entirety as follows:

(a)-(b)

As of the date hereof, Gottesman beneficially owns, directly or indirectly, an aggregate of 12,818,221 Ordinary Shares (and shares convertible into Ordinary Shares within 60 days) consisting of (i) shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of (A) 1,273,560 Ordinary Shares (and 750,000 Founder Preferred Shares convertible into Ordinary Shares within 60 days) held directly by TOMS Acquisition, (B) 6,708,560 Ordinary Shares held indirectly by TCI through a wholly-owned subsidiary of TCI and (C) 1,514,652 Ordinary Shares held indirectly by Gottesman through an entity wholly-owned by Gottesman, and (ii) sole power to vote, or to direct the vote, of 1,069,148, 412,813, 339,488 and 750,000

Ordinary Shares held, directly or indirectly, by Weltsch, San Miguel, Patel and Lavender respectively (which Gottesman has the sole power to vote pursuant to the 2021 Proxy Agreement). In the aggregate, such 12,818,221, 2,023,560, 6,708,560 and 1,514,652 Ordinary Shares represent approximately 7.2%, 1.1%, 3.8% and 0.9% of all outstanding Ordinary Shares (calculated based on 176,624,849 Ordinary Shares outstanding as of April 28, 2021) and assuming the conversion of the Reporting Person’s Founder Preferred Shares, but without including any conversion of Founder Preferred Shares held by any other person. As of the date hereof, (i) Weltsch may be deemed to beneficially own and have shared power to dispose, or to direct the disposition of, an aggregate of 1,069,148 Ordinary Shares and (ii) San Miguel, Patel and Lavender may be deemed to beneficially own and have sole power to dispose, or to direct the disposition of, an aggregate of 412,813, 339,488 and 750,000 Ordinary Shares. In the aggregate, such 1,069,148, 412,813, 339,488 and 750,000 Ordinary Shares represent approximately 0.6%, 0.2%, 0.2% and 0.4% of all outstanding Ordinary Shares (calculated based on 176,624,849 Ordinary Shares outstanding as of April 28, 2021).

Paragraph (c) of Item 5 of the Statement is hereby amended by adding the following:

(c)

On May 10, 2021, a wholly-owned subsidiary of TCI sold 217,058 Ordinary Shares on the open market at a weighted average price per share of $28.73 (with prices ranging from $28.59 to $28.97, inclusive).

On May 11, 2021, a wholly-owned subsidiary of TCI sold 27,214 Ordinary Shares on the open market at a weighted average price per share of $28.74 (with prices ranging from $28.28 to $28.86, inclusive).

On May 13, 2021, a wholly-owned subsidiary of TCI sold 72,796 Ordinary Shares on the open market at a weighted average price per share of $28.81 (with prices ranging from $28.42 to $28.84, inclusive).

On May 14, 2021, a wholly-owned subsidiary of TCI sold 340,651 Ordinary Shares on the open market at a weighted average price per share of $29.03 (with prices ranging from $28.80 to $29.24, inclusive).

On May 17, 2021, a wholly-owned subsidiary of TCI sold 49,417 Ordinary Shares on the open market at a weighted average price per share of $29.01 (with prices ranging from $28.75 to $29.10, inclusive).

On May 18, 2021, a wholly-owned subsidiary of TCI sold 395,509 Ordinary Shares on the open market at a weighted average price per share of $29.09 (with prices ranging from $28.75 to $29.26, inclusive).

On May 19, 2021, a wholly-owned subsidiary of TCI sold 175,627 Ordinary Shares on the open market at a weighted average price per share of $28.89 (with prices ranging from $28.70 to $29.18, inclusive).

On May 20, 2021, a wholly-owned subsidiary of TCI sold 1,121,278 Ordinary Shares on the open market at a weighted average price per share of $29.49 (with prices ranging from $28.94 to $29.98, inclusive).

The Reporting Persons undertake to provide to the staff of the Commission, upon request, full information regarding the number of shares sold at each separate price.

On May 24, 2021, Mr. San Miguel donated an aggregate of 3,000 Ordinary Shares to charity.

Except as otherwise described herein, no other transactions were effected by the Reporting Persons in the past 60 days.

Item 7.	Materials to be Filed as Exhibits.

Exhibit C — Joint Filing Agreement among the Reporting Persons, dated January 6, 2021 (incorporated by reference to Exhibit C to the Amendment filed by the Reporting Persons with respect to the Issuer on January 6, 2021).

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2021	TOMS ACQUISITION I LLC

	By:	/s/ Noam Gottesman
Name: Noam Gottesman
Title: Managing Member

TOMS CAPITAL INVESTMENTS LLC

	By:	/s/ Noam Gottesman
Name: Noam Gottesman
Title: President

LAVENDER FIDUCIARY MANAGEMENT INC.

	By:	/s/ Alejandro San Miguel
Name: Alejandro San Miguel
Title: Vice President

/s/ Noam Gottesman
Noam Gottesman

/s/ Guy Weltsch
Guy Weltsch

/s/ Alejandro San Miguel
Alejandro San Miguel

/s/ Anup Patel
Anup Patel